Amendment to the By-Laws of the Company

         Pursuant to a resolution of the Board of Directors of the Company, dated October 21, 1998, the By-Laws of the Company were amended by changing the last sentence of Section 3.01 to read as follows:

         "The board of directors of the corporation shall consist of that number of directors as determined from time to time by the board of directors, but shall in no event exceed ten."